

CRAZY GOOD KITCHEN MIAMI is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Immigrant-owned
CRAZY GOOD KITCHEN MIAMI

723 Lincoln Lane North
Miami Beach, FL 33139
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $100,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
CRAZY GOOD KITCHEN MIAMI is seeking investment to open one of many CGK's in Florida.
Generating RevenueExpanding LocationAdding A LocationLease Secured
This is a preview. It will become public when you start accepting investment.

Our Story

We started out in a small, tiny 100 square-foot diner in Malden, which we still currently operate as takeout and delivery only. After going viral during the pandemic, our sales doubled, which led us to our dream of opening a second location in the Back Bay area in Boston. We expanded to one of the busiest and most well-known historic districts on Newbury St, Boston. Crazy Good Kitchen is not just a restaurant, we sell homemade indulge-worthy burgers and fried chicken sandwiches that our customers want to share their experience with their close circle of friends and family. After visiting the Miami food scene, we realized Crazy Good Kitchen belonged there. Our goal is to bring quality, crazy good burgers, fried chicken sandwiches, and shakes to the Miami area.

Investment Opportunity

We are looking for investors to help expand our company, building out a third location in Miami, FL in the Lincoln Eatery Food Hub in South Beach. At this location, we will benefit by increasing our exposure to a top 10 burger market in the country.

Considering all of our limitations in Malden diner; size, storage space, no liquor license, etc. We are still able to generate $1.5 million USD in annual gross revenue. Our Newbury location has also been very successful in generating over 2.7 million USD in gross annual revenue in 2022 - this year we project over 3 million USD in gross annual revenue. Using that as a base model, we've projected sales at our Miami location to be in line with that of Malden given the similarities in size and sales volume.

Offerings

Smashed burgers, chicken sandwiches, milkshakes in the Boston area.

Crazy Good Kitchen's first location is a successful diner in Malden, Massachusetts. It is one of the states most historic diners, opening in 1930. We have been operating successfully for over four years now.

We have a unique partnership with our vendors for quality USDA prime meat cuts, which we grind in-house, along with dairy products that we use to make the milkshakes. In addition, our thick smashed burger style concept is unique to our region. We've already identified a loyal customer base in the Miami area through our marketing, social media following, and reputation for having amazing comfort food. SERVING BURGERS, SHAKES & FROZEN TREATS THAT TASTE, SO CRAZY GOOD!

Why You Should Invest

Experienced Founders - Our founders, Tony DeSouza and Selma Da Silva, have spent eleven years in the milkshake industry. The team at Crazy Good Kitchen have since expanded their menu to include one of a kind burger recipe that embody a messy, crazy-like thick smash burger full of flavor in our homemade sauce recipes.

Prime location sourced in tourist and beach area in South Beach; one of the (if not the) most visited areas in all of Miami;

Partnership opportunities with other local vendors drive increased demand;

Projected revenue of over $1.5 million in first year of operations;

Revenue structure drives high margins due to low cost of sales;

Competitive Advantage - Crazy Good Kitchen, marking our first burger location in Florida following its spotlight on Food Network's Cheat Day USA. We are the only burger diner in the area that serves thick smashed burgers and produce in-house ground beef patties and crazy delicious milkshakes that are trending in places like New York City and Los Angeles.

Key Performance Indicators - Newbury Street [update]

Average Monthly Revenue: $250,000.00

Average Ticket Size: $40.00

Gross Profit Margin: 70%

Sales per Square Foot: $600.00

Sales per Employee: $400.00

From the Founder

"We are very excited for you to be a part of Crazy Good Kitchen's next chapter. We love being a part of communities in the Greater Boston area and now we look forward to expanding to our Miami location. We plan to become a neighborhood mainstay in our third location where everyone is welcome."

— Tony & Selma Souza

This is a preview. It will become public when you start accepting investment.
PRESS
COOKING SOON!

FROM BOSTON TO MIAMI COMING THIS SUMMER.

Crazy Good Kitchen Heads to South Florida with Miami Beach Location | What Now Miami

The intersection of Lincoln Lane and Meridian Avenue in Miami Beach is the future home of Florida's first Crazy Good Kitchen location. Crazy Good Kitchen...

This is a preview. It will become public when you start accepting investment.
CRAZY GOOD KITCHEN PHANTOM GOURMET
Play
00:00
04:44
Mute
Settings
Enter fullscreen
Play

Crazy Good Kitchen - Boston

This is a preview. It will become public when you start accepting investment.
FOOD NETWORK'S CHEAT DAY USA
Play
00:00
00:18
Mute

Settings
Enter fullscreen
Play

Robert Irvine

This is a preview. It will become public when you start accepting investment.
CRAZY MENU
Previous
Next
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
DOUBLE TROUBLE
This is a preview. It will become public when you start accepting investment.
Play
00:00
00:32
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
Buy Gift Cards
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $53,250
Equipment $40,000
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,362,857	$1,471,886	$1,574,917	$1,653,663	$1,719,810
Cost of Goods Sold	$185,407	$200,239	$214,255	$224,967	$233,965
Gross Profit	$1,177,450	$1,271,647	$1,360,662	$1,428,696	$1,485,845

EXPENSES

Salaries	$309,818	$334,603	$358,024	$375,925	$390,962
Payroll Costs	$91,509	$98,829	$105,746	$111,033	$115,474
Marketing & Ad Spend	$27,397	$29,588	$31,659	$33,241	$34,570
G&A	$164,970	$164,970	$164,970	$164,970	$164,970
Repairs & Maintenance	$28,781	$28,781	$28,781	$28,781	$28,781
Utilities	$44,445	$48,000	$51,359	$53,926	$56,083
Corp Overhead	$84,085	$84,085	$84,085	$84,085	$84,085
Operating Profit	$426,445	$482,791	$536,038	$576,735	$610,920

This information is provided by CRAZY GOOD KITCHEN MIAMI. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2023 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends May 16th, 2023
Summary of Terms
Legal Business Name CRAZY GOOD KITCHEN MIAMI LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested

1.6×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-3.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

CRAZY GOOD KITCHEN MIAMI has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Crazy Good Kitchen (Miami) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Crazy Good Kitchen (Miami) operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Crazy Good Kitchen (Miami) competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Crazy Good Kitchen (Miami)'s core business or the inability to compete successfully against the with other competitors could negatively affect Crazy Good Kitchen (Miami)'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Crazy Good Kitchen (Miami)'s management or vote on and/or influence any managerial decisions regarding Crazy Good Kitchen (Miami). Furthermore, if the founders or other key personnel of Crazy Good Kitchen (Miami) were to leave Crazy Good Kitchen (Miami) or become unable to work, Crazy Good Kitchen (Miami) (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Crazy Good Kitchen (Miami) and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Crazy Good Kitchen (Miami) is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Crazy Good Kitchen (Miami) might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Crazy Good Kitchen (Miami) is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Crazy Good Kitchen (Miami)

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Crazy Good Kitchen (Miami)'s financial performance or ability to continue to operate. In the event Crazy Good Kitchen (Miami) ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Crazy Good Kitchen (Miami) nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Crazy Good Kitchen (Miami) will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Crazy Good Kitchen (Miami) is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Crazy Good Kitchen (Miami) will carry some insurance, Crazy Good Kitchen (Miami) may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Crazy Good Kitchen (Miami) could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Crazy Good Kitchen (Miami)'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Crazy Good Kitchen (Miami)'s management will coincide: you both want Crazy Good Kitchen (Miami) to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Crazy Good Kitchen (Miami) to act conservative to make sure they are best equipped to repay the Note obligations, while Crazy Good Kitchen (Miami) might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Crazy Good Kitchen (Miami) needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Crazy Good Kitchen (Miami) or management), which is responsible for monitoring Crazy Good Kitchen (Miami)'s compliance with the law. Crazy Good Kitchen (Miami) will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Crazy Good Kitchen (Miami) is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Crazy Good Kitchen (Miami) fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Crazy Good Kitchen (Miami), and the revenue of Crazy Good Kitchen (Miami) can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Crazy Good Kitchen (Miami) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by CRAZY GOOD KITCHEN MIAMI. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the “Site,” is owned by MainVest, Inc., which we refer to as "Mainvest.” Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, “Synapse”). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC (“Synapse Brokerage”), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA’s BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse’s Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.